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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LENDINGTREE, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

526020 10 5

(Cusip Number)

DOUGLAS R. LEBDA
C/O LENDINGTREE, INC.
11115 RUSHMORE DRIVE
CHARLOTTE, NORTH CAROLINA 28277
(704) 541-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MAY 5, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 526020 10 5

1.	Name of Reporting Person: Douglas R. Lebda		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,796,644

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,796,644

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,796,644

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 526020 10 5

1.	Name of Reporting Person: Tara G. Lebda		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 702,469

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 702,469

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 702,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 526020 10 5

1.	Name of Reporting Person: Douglas R. Lebda Grantor Annuity Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 88,900

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 88,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 88,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): OO

                        This Amendment No. 1 (this “Amendment”) is filed jointly on behalf of Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust (the “Reporting Persons”). This amendment amends and supplements (1) the Schedule 13G filed by Mr. Lebda on February 13, 2001; (2) to the extent that it relates to the Reporting Persons, the Schedule 13D filed on March 30, 2001 and amended on April 2, 2001 by Mr. Lebda, Ms. Lebda, the Lebda Family 1999 Irrevocable Trust, the Union Labor Life Insurance Company on behalf of its Separate Account P, W. James Tozer, Jr., FBO W. James Tozer, Jr. IRA Delaware Charter Guarantee & Trust Co. Trustee, Richard D. Field, Theodore W. Kheel, Keith B. Hall, Prudential Securities C/F Keith B. Hall – IRA Rollover, Keith B. and Ann M. Hall, GE Capital Residential Connections Corporation, GE Capital Mortgage Corporation, General Electric Capital Assurance Company, GNA Corporation, GE Financial Assurance Holdings, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc. and General Electric Company; and (3) the Schedule 13D filed on May 24, 2002 by the Reporting Persons (collectively, the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 4.	Purpose of Transaction
Item 4(b) of Schedule 13D is hereby amended to incorporate by reference the information in Item 6 hereof.

Item 5.	Interest in Securities of the Issuer
Items 5(a), (b) and (c) of Schedule 13D are hereby amended and restated in their entirety as follows.

(a) - (b) (i) Douglas R. Lebda beneficially owns 1,796,644 shares of Common Stock, consisting of (A) 272,213 shares of Common Stock directly held by Mr. Lebda, (B) 585,947 shares of Common Stock held with Ms. Lebda as joint tenants, (C) 218,452 shares of Common Stock that Mr. Lebda had the right to acquire on April 30, 2003 upon the conversion of 200,000 shares of Series A Preferred Stock owned by Mr. Lebda, (D) 631,132 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that are presently exercisable or become exercisable within the next 60 days and (E) 88,900 shares held by the Douglas R. Lebda Grantor Annuity Trust, of which Mr. Lebda is a beneficiary. Such shares represent 7.6% of the Company’s outstanding Common Stock.

(ii) Tara G. Lebda beneficially owns 702,469 shares of Common Stock, consisting of (A) 76,500 shares directly held by Ms. Lebda, (B) 40,022 shares of Common Stock issuable upon the exercise of stock options issued to Ms. Lebda that are presently exercisable or that become exercisable within the next 60 days and (C) 585,947 shares of Common Stock held with Mr. Lebda as joint tenants. Such shares represent 3.1% of the Company’s outstanding Common Stock.

(iii) The Douglas R. Lebda Grantor Annuity Trust beneficially owns 88,900 shares of Common Stock. Such shares represent 0.4% of the Company’s outstanding Common Stock.

The percentages set forth in response to Items 5(a) and (b) are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the number of shares of Common Stock outstanding as of April 30, 2003. Each of the Reporting Persons disclaims beneficial ownership of all securities covered by this Amendment that are not owned of record by such Reporting Person.

By reason of the Voting Agreement described in Item 6 below, USA Interactive, a Delaware corporation (“USAI”), may be deemed to have shared voting and dispositive power with respect to all of the shares of the Common Stock owned by the Reporting Persons that are subject to the Voting Agreement.

(c) Except for the transactions described in Items 4 and 6, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information.

Merger Agreement

On May 5, 2003, USAI, Forest Merger Corp., a Delaware corporation and wholly owned subsidiary of USAI (“Merger Sub”), and LendingTree, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge (the “Merger”) with and into the Company, with the Company as the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each share of common stock of the Company will be converted into the right to receive 0.6199 shares of common stock, par value $0.01 per share, of USAI (the “USAI Common Stock”). Also at the Effective Time of the Merger, each issued and outstanding share of Series A 8% Convertible Preferred Stock of the Company (the “Company Preferred Stock”), will be automatically converted into the right to receive the USAI Common Stock into which such share of Company Preferred Stock would have been converted had such share of Company Preferred Stock been converted into a share of the Common Stock of the Company immediately before the Effective Time of the Merger.

A copy of the Merger Agreement was attached to the Company’s Current Report on Form 8-K filed on May 6, 2003, and is incorporated herein by reference, and the description herein of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

Voting Agreement

As a condition to USAI’s willingness to enter into the Merger Agreement, the Reporting Persons entered into a voting agreement, dated as of May 5, 2003 (the “Voting Agreement”), pursuant to which, among other things, each of the Reporting Persons agreed to vote (or cause to be voted) all of such Reporting Person’s voting shares (a) in favor of approval of (1) the Merger Agreement and the transactions contemplated thereby, including the Merger, (2) certain amendments to the Certificate of Designations for the Company Preferred Stock and (3) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement; and (b) against any Acquisition Proposal and against any action or agreement that would impair the ability of the Company to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Merger. “Acquisition Proposal” is defined to mean an unsolicited bona fide written offer or proposal to acquire more than twenty-five percent (25%) of the business, properties or assets of the Company and its subsidiaries, or capital stock of the Company or its subsidiaries representing fifteen percent (15%) of the total voting power of all of such entity’s voting securities, in each case, whether by merger, purchase of assets, tender offer or otherwise.

Pursuant to the Voting Agreement, each of the Reporting Persons granted USAI an irrevocable proxy, until such time as the Voting Agreement is validly terminated, to permit USAI to vote each Reporting Person’s voting shares in accordance with terms described in the foregoing paragraph.

Pursuant to the Voting Agreement, each of the Reporting Persons also agreed, with certain exceptions, not to (1) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the voting shares and (2) grant any proxies or powers of attorney, deposit any voting shares into a voting trust or enter into a voting agreement with respect to any voting shares, (3) take any action that would cause any representation or warranty of the Reporting Persons contained in the Voting Agreement to become untrue or incorrect or have the effect of preventing a Reporting Person from performing its obligations under the Voting Agreement or (4) agree to take any of the foregoing actions. Any transfer of voting shares that is not permitted by the Voting Agreement will be null and void.

The Voting Agreement will terminate automatically on the termination of the Merger Agreement, in accordance with its terms and will be deemed satisfied in full and terminated upon consummation of the Merger.

A copy of the Voting Agreement is attached hereto as Exhibit B and is incorporated herein by reference, and the description herein of the Voting Agreement is qualified in its entirety by reference to such Voting Agreement.

Employment Agreement

Mr. Lebda has also entered into an Employment Agreement with Merger Sub that generally does not become effective until the closing of the Merger. Both the Merger Agreement and the Employment Agreement contemplate that, following the effectiveness of the Merger, the Company (as the surviving corporation in the Merger) will issue Mr. Lebda restricted shares representing a 4.25% common equity ownership interest in the Company.

Except as set forth above or in the Merger Agreement or the Voting Agreement, or otherwise in connection with the Merger, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Company or any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Name

Exhibit A	Agreement and Plan of Merger, dated as of May 5, 2003, by and among USA Interactive, Forest Merger Corp. and LendingTree, Inc.*

Exhibit B	Voting Agreement, dated as of May 5, 2003, by and among USA Interactive and Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust (filed herewith).

*	Incorporated by reference to the Current Report on Form 8-K filed by the Issuer on May 7, 2003.

SIGNATURE

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2003

/s/ Douglas R. Lebda Douglas R. Lebda

/s/ Tara G. Lebda Tara G. Lebda

DOUGLAS R. LEBDA GRANTOR ANNUITY TRUST

/s/ David J. Rich David Jonathan Rich Trustee

EXHIBIT B

Execution Copy

VOTING AGREEMENT

     This VOTING AGREEMENT (this “Agreement”), is dated as of May 5, 2003, by and among USA Interactive, a Delaware corporation (“Parent”), and Douglas R. Lebda, Tara G. Lebda and the Douglas R. Lebda Grantor Annuity Trust, a North Carolina trust (such individuals and Trust, each a “Stockholder” and collectively, the “Stockholders”).

W I T N E S S E T H:

     WHEREAS, Parent, LendingTree, Inc., a Delaware corporation (the “Company”), and Forest Merger Corp., a wholly owned subsidiary of Parent (“Merger Sub”), have entered into the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”, including amendments thereto from time to time to increase the Merger Consideration pursuant to Section 9.1(e) thereof or in a manner as would not otherwise adversely affect the Stockholder), providing for, among other things, the Merger and related transactions (the “Transactions”) on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement);

     WHEREAS, as of the date hereof, each Stockholder beneficially owns the number of Voting Shares (as defined herein) set forth, and in the manner reflected, on Attachment A hereto (the “Owned Shares”);

     WHEREAS, as a condition to Parent’s willingness to enter into and perform its obligations under the Merger Agreement, Parent has required that each Stockholder agree, and each Stockholder has agreed, (i) to vote all of the Owned Shares, together with any shares of the common stock, par value $0.01 per share, of the Company (the “Common Stock”) and shares of Series A 8% convertible preferred stock, par value $0.01 of the Company (the “Preferred Stock”, and together with the Common Stock, the “Company Stock”)) acquired after the date of this Agreement, whether upon the exercise of options, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired heretofore or hereafter) that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote (collectively, the “Voting Shares”), in favor of (a) the Merger Agreement and the transactions contemplated thereby, including the Merger, (b) the Stockholder Proposal in respect of the Charter Amendment (including any class vote of the holders of Preferred Stock as a separate class as well as the vote of holders of the Company’s voting stock voting together, the “Series A Amendment Proposals”), and (c) any other matters submitted to the holders of Company Stock in furtherance of the Merger or the other transactions contemplated by the Merger Agreement, and (ii) to take the other actions described herein; and

     WHEREAS, each Stockholder desires to express its support for the Merger and the other transactions contemplated by the Merger Agreement.

     NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

     1.     Agreement to Vote and Irrevocable Proxy.

             1.1 Agreement to Vote. Each Stockholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Voting Shares (a) in favor of approval of (1) the Merger Agreement and the transactions contemplated thereby, including the Merger, (2) the Series A Amendment Proposals and (3) any other matter that is required to facilitate the transactions contemplated by the Merger Agreement; and (b) against any Acquisition Proposal and against any action or agreement that would impair the ability of the Company to consummate the Merger or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Transactions.

             1.2 Irrevocable Proxy. Solely with respect to the matters described in Section 1.1, for so long as this Agreement has not been terminated pursuant to its terms, each Stockholder hereby irrevocably appoints Parent as its proxy (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law) to vote all Voting Shares solely on the matters described in Section 1.1, and in accordance therewith. Each Stockholder agrees to execute any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. Such proxy shall automatically terminate upon the valid termination of this Agreement.

     2.     Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to Parent as follows:

             2.1 Due Organization. Such Stockholder, if a corporation or other entity, has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

             2.2 Power; Due Authorization; Binding Agreement. Such Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes a valid and binding agreement of Stockholder, enforceable against Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

             2.3 Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Attachment A hereto are owned of record or beneficially by such Stockholder in the manner reflected thereon and include all of the Voting Shares owned

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of record or beneficially by such Stockholder, free and clear of any claims, liens, encumbrances and security interests, except (if applicable) as set forth on Attachment A hereto, which encumbrances or other items do not affect in any material respect the ability of the Stockholder to perform such Stockholder’s obligations hereunder. As of the date hereof such Stockholder has, and as of the date of the stockholder meeting of the Company in connection with the Merger Agreement and the transactions contemplated thereby, such Stockholder (together with any such entity) will have (except as otherwise permitted by this Agreement), sole voting power (to the extent such securities have voting power) and sole dispositive power with respect to all of the Owned Shares, except as otherwise reflected on Attachment A.

             2.4 No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require Stockholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Stockholder or its properties and assets, (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to Stockholder or pursuant to which any of its or its affiliates’ respective properties or assets are bound or (d) violate any other agreement to which Stockholder or any of its affiliates is a party including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy or voting trust, except for any consent, approval, filing or notification which has been obtained as of the date hereof or the failure of which to obtain, make or give would not, or any conflict or violation which would not, impair in any material respect Stockholder’s ability to perform its obligations under this Agreement or in any event impair Stockholder’s ability to perform its obligations under Section 1.1 hereof. The Voting Shares are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

             2.5 Acknowledgment. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

     3.     Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholders as follows:

             3.1 Power; Due Authorization; Binding Agreement. Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Parent has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent, and no other proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding agreement of Parent, except that enforceability may be subject to the effect of any applicable bankruptcy,

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reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

             3.2 No Conflicts. The execution and delivery of this Agreement by Parent does not, and the performance of the terms of this Agreement by Parent will not, (a) require Parent to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign, (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Parent or its properties and assets, (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to Parent or pursuant to which any of its or its subsidiaries’ respective assets are bound or (d) violate any other material agreement to which Parent or any of its subsidiaries is a party, except for any consent, approval, filing or notification which has been obtained, as of the date hereof, or the failure of which to obtain, make or give would not, or any conflict or violation which would not, impair Parent’s ability to perform is obligations under this Agreement.

     4.     Certain Covenants of Stockholder. Each Stockholder hereby covenants and agrees with Parent as follows:

             4.1 Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, while this Agreement is in effect, at any time prior to the Effective Time, not to (a) (i) other than as may be specifically required by a court order, which the Stockholder shall use its reasonable best efforts to avoid (including by offering substitute consideration or property) and provided further that the Stockholder shall use reasonable best efforts to cause any such Voting Shares to be transferred subject to this Agreement, sell, transfer, pledge, encumber (except as set forth on Attachment A or due to this Agreement), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Voting Shares, provided that nothing in this Agreement shall prohibit the exercise by Stockholder of any options to purchase Voting Shares or (ii) convert any shares of Preferred Stock into shares of Common Stock, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any Voting Shares, (c) take any action that would cause any representation or warranty of Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement or (d) commit or agree to take any of the foregoing actions. Any transfer of Voting Shares not permitted hereby shall be null and void. Stockholder agrees that any such prohibited transfer may and should be enjoined. If any involuntary transfer of any of the Voting Shares shall occur (including, but not limited to, a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

             4.2 Additional Shares. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify Parent of the number of any new Voting Shares acquired by

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Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by the Stockholder on the date hereof.

             4.3 No Limitations on Actions. Each Stockholder signs this Agreement solely in its capacity as the record and/or beneficial owner, as applicable, of the Voting Shares; this Agreement shall not limit or otherwise affect the actions of the Stockholder or any affiliate, employee or designee of the Stockholder or any of its affiliates in any other capacity, including such person’s capacity, if any, as an officer of the Company or a member of the board of directors of the Company; and nothing herein shall limit or affect the Company’s rights in connection with the Merger Agreement.

             4.4 Further Assurances. From time to time, at the request of Parent and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by Sections 1, 4 and 5 of this Agreement.

     5.     Stop Transfer Order. In furtherance of this Agreement, and concurrently herewith, each Stockholder shall and hereby does authorize the Company or the Company’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Voting Shares. At the request of Parent, each Stockholder shall cause to be provided to Parent evidence of such stop transfer order.

     6.     Miscellaneous.

             6.1 Termination of this Agreement. This Agreement shall (i) terminate automatically on the termination of the Merger Agreement, in accordance with its terms and (ii) shall be deemed satisfied in full and terminated upon the consummation of the Merger.

             6.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

             6.3 Non-Survival. The representations and warranties made herein shall not survive the termination of this Agreement.

             6.4 Entire Agreement; Assignment; Company as Third Party Beneficiary. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. The Company shall be deemed to be a third party beneficiary of this Agreement with respect to Sections 1, 4.1, 4.2, 4.3 and 5. Except as set forth in the preceding sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto, provided, however, that a Stockholder which is an entity may transfer any Owned Shares to a controlled affiliate (which shall be an entity and not a natural person), so long as

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prior to such transfer, (a) such controlled affiliate enters into an agreement with Parent, in form and substance reasonably acceptable to Parent, pursuant to which such controlled affiliated agrees to be bound by (and has full ability to perform the terms of) this Agreement to the full extent such transferring Stockholder is bound, and (b) the transferring Stockholder guarantees to Parent the full performance by such controlled affiliate of such obligations, and such transferring Stockholder shall not be relieved of its obligations hereunder, including with respect to the transferred Owned Shares. Nothing in this Agreement shall be construed to impose any personal liability on any officer, employee, director, incorporator, member, partner or stockholder of Stockholder or any of its affiliates, except in the case of fraud.

             6.5 Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

             6.6 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

     If to Douglas R. Lebda or the Douglas R. Lebda Grantor Annuity Trust:

Douglas R. Lebda 12110 James Jack Lane Charlotte, North Carolina 28277

     with a copy in any case to:

McGuire Woods LLP Bank of America Corporate Center 100 North Tryon Street, Suite 2900 Charlotte, North Carolina 28202-4011 Attention: Jeffrey R. Capwell, Esq. Facsimile: (704) 373-8823

     If to Tara G. Lebda:

Tara G. Lebda 12110 James Jack Lane Charlotte, North Carolina 28277

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     with a copy to:

McGuire Woods LLP Bank of America Corporate Center 100 North Tryon Street, Suite 2900 Charlotte, North Carolina 28202-4011 Attention: Jeffrey R. Capwell, Esq. Facsimile: (704) 373-8823

     If to Parent:

USA Interactive 152 West 57th Street New York, New York 10019 Attention: General Counsel Facsimile: (212) 314-7239

     with a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attention: Andrew J. Nussbaum Facsimile: (212) 403-2000

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

             6.7 Governing Law. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(b) Each party hereto irrevocably submits to the jurisdiction of any Delaware state court or any federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each party hereto hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. The parties hereto further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c) To the extent that any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution

7

or otherwise) with respect to itself or its property, each party hereto hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(d) Each party hereto waives, to the fullest extent permitted by applicable laws, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement. Each party hereto certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section.

             6.8 Remedies. Each Stockholder and Parent recognize and acknowledge that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain irreparable injury and damages, for which money damages would not provide an adequate remedy, and therefore each Stockholder and Parent agrees that in the event of any such breach by the other, each Stockholder or Parent, as the case may be, shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief to enforce each and every provision of this agreement.

             6.9 Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

             6.10 Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

             6.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

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SIGNATURE PAGE – VOTING AGREEMENT

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

USA INTERACTIVE

By:	/s/ Daniel C. Marriott Name: Daniel C. Marriott Title: Senior Vice President

DOUGLAS R. LEBDA

By:	/s/ Douglas R. Lebda Name: Douglas R. Lebda Title: Chief Executive Officer

DOUGLAS R. LEBDA GRANTOR ANNUITY TRUST

By:	/s/ David J. Rich Name: David Jonathan Rich Title: Trustee

SIGNATURE PAGE – VOTING AGREEMENT

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

USA INTERACTIVE

By:	/s/ Daniel C. Marriott Name: Daniel C. Marriott Title: Senior Vice President

Tara G. Lebda

By:	/s/ Tara G. Lebda Name: Tara G. Lebda Title:

ATTACHMENT A

Individual/Entity	Common Stock		Preferred Stock	Options

Douglas R. Lebda	272,213	[1]	200,000	1,115,006
Douglas R. Lebda jointly with Tara G. Lebda	585,947	[2]
Douglas R. Lebda Grantor Annuity Trust	88,900
Tara G. Lebda	76,500	[3]		50,499

[1] 98,279 of these shares are held in a margin account with CS First Boston.

[2] All such shares are held in a margin account with CS First Boston.

[3] 63,500 of these shares are held in a margin account with CS First Boston.